
02036969

OMB APPROVAL
OMB Number : 3235-0116
Expires: May 31, 1994
Estimated average burden
hours per response..... 800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
MAY 20 2002
WASH. D.C. 151 SECTION

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark,whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" *is marked, indicate below the file number assigned to the registrant in connection with* Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 13th, 2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (1) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)


TELKOM

PRESS RELEASE

No. 153/PR110/UHI/2002

PT Telkom, SingTel, and CAT Sign MOU to Explore New Cable Network, and PT Telkom Launched Broadband Access Network 2000's

Jakarta, May 13, 2002 – PT Telekomunikasi Indonesia, Tbk. ("PT Telkom"), the Communications Authority of Thailand ("CAT"), and Singapore Telecommunications Limited ("SingTel"), have signed a Memorandum of Understanding ("MOU") today in Bali, to jointly explore the construction of a high capacity fiber optic submarine cable system linking Thailand, Singapore and Indonesia, with a landing party in Malaysia ("cable network") under consideration.

Spanning 1,200 km, the cable network will land in Batam - Indonesia, Changi - Singapore and Songkhla - Thailand, with each landing partner having an equal share in the network. As for the landing in Malaysia, the three parties are under discussions with various Malaysian operators to designate an appropriate landing partner. Simultaneously, the parties are also evaluating various proposals from suppliers for the project. The proposed cable network is estimated to complete by mid 2003.

The project is the first international cable system that PT Telkom is constructing, in view of the company obtaining its international license by 2003.

In addition PT Telkom has completed Broadband Access Network 2000's ("BAN 2000's") in Denpasar, Bali which covers Nusa Dua, Jimbaran, and Sanur areas. The BAN 2000's is a fiber optic transmission network to transfer high-speed internet, video, and voice. The BAN 2000's is also used for providing Cable TV services by TelkomVision.

Setiawan Sulistyono
Head of Investor Relations

For further information please contact:

Jakarta office:	Bandung office:
PT Telekomunikasi Indonesia, Tbk.	Jakarta office:
Investor Relations Unit	PT Telekomunikasi Indonesia, Tbk.
Grha Citra Caraka, 5th Floor.	Investor Relations Unit
Jl. Jend. Gatot Subroto, Kav.52	Jl. Japati No.1, 7th Floor
Jakarta 12710	Bandung 40133
Tel.: 62 22 5215109; Fax.: 62 22 5220500	Tel.: 62 21 452 7337; Fax.: 62 21 7104743

Website: http://www.telkom.co.id